EXHIBIT 1
                                                                       ---------

[GRAPHIC OMITTED]
[LOGO -- ENCANA]


              INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              (UNAUDITED)
              FOR THE PERIOD ENDED JUNE 30, 2004



              ENCANA CORPORATION



              U.S. DOLLARS

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

                                                                                                     June 30
                                                                           -------------------------------------------------------
                                                                                Three Months Ended              Six Months Ended
                                                                           -------------------------------------------------------
(US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)                                           2004           2003         2004          2003
----------------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                                         (NOTE 5)
     Upstream                                                               $     1,975  $       1,492  $     3,783  $      3,142
     Midstream & Marketing                                                          898            839        2,317         1,932
     Corporate                                                                     (155)             1         (532)            1
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  2,718          2,332        5,568         5,075

EXPENSES                                                           (NOTE 5)
     Production and mineral taxes                                                    96             48          161            98
     Transportation and selling                                                     162            125          324           250
     Operating                                                                      346            325          699           638
     Purchased product                                                              822            769        2,109         1,714
     Depreciation, depletion and amortization                                       733            501        1,357           972
     Administrative                                                                  44             43           93            80
     Interest, net                                                                   96             67          175           131
     Accretion of asset retirement obligation                     (NOTE 10)           5              5           12            10
     Foreign exchange loss (gain)                                  (NOTE 7)          21           (206)          79          (416)
     Stock-based compensation                                                         4              6            9             6
     Gain on dispositions                                          (NOTE 4)          (1)             -          (35)            -
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  2,328          1,683        4,983         3,483
----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS BEFORE INCOME TAX                                                      390            649          585         1,592
     Income tax expense (recovery)                                 (NOTE 8)         140           (156)          45           137
----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS FROM CONTINUING OPERATIONS                                             250            805          540         1,455
NET EARNINGS FROM DISCONTINUED OPERATIONS                          (NOTE 6)           -              2            -           189
----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                $       250  $         807  $       540  $      1,644
==================================================================================================================================


NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE          (NOTE 13)
     Basic                                                                  $      0.54  $        1.67  $      1.17  $       3.03
     Diluted                                                                $      0.54  $        1.66  $      1.16  $       3.01
==================================================================================================================================

NET EARNINGS PER COMMON SHARE                                     (NOTE 13)
     Basic                                                                  $      0.54  $        1.68  $      1.17  $       3.42
     Diluted                                                                $      0.54  $        1.67  $      1.16  $       3.40
==================================================================================================================================


CONSOLIDATED STATEMENT OF RETAINED EARNINGS

                                                                                                        Six Months Ended June 30,
                                                                                               -----------------------------------
(US$ MILLIONS)                                                                                             2004              2003
----------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, BEGINNING OF YEAR
     As previously reported                                                                     $         5,276  $          3,457
     Retroactive adjustment for changes in accounting policies                                                -                66
----------------------------------------------------------------------------------------------------------------------------------
     As restated                                                                                          5,276             3,523
Net Earnings                                                                                                540             1,644
Dividends on Common Shares                                                                                  (92)              (68)
Charges for Normal Course Issuer Bid                                                  (NOTE 11)            (126)               (6)
----------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF PERIOD                                                                $         5,598  $          5,093
==================================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
CONSOLIDATED BALANCE SHEET  (unaudited)

                                                                                              AS AT               As at
                                                                                           JUNE 30,        December 31,
(US$ MILLIONS)                                                                                 2004                2003
------------------------------------------------------------------------------------------------------------------------
ASSETS
    Current Assets
        Cash and cash equivalents                                                $              202  $              148
        Accounts receivable and accrued revenues                                              1,953               1,367
        Risk management                                                 (NOTE 14)                64                   -
        Inventories                                                                             545                 573
        Assets held for sale                                            (NOTE 3)                278                   -
------------------------------------------------------------------------------------------------------------------------
                                                                                              3,042               2,088
    Property, Plant and Equipment, net                                  (NOTE 5)             22,963              19,545
    Investments and Other Assets                                                                582                 566
    Risk Management                                                     (NOTE 14)                91                   -
    Goodwill                                                                                  2,298               1,911
------------------------------------------------------------------------------------------------------------------------
                                                                        (NOTE 5) $           28,976  $           24,110
========================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
        Accounts payable and accrued liabilities                                 $            2,004  $            1,579
        Risk management                                                 (NOTE 14)               597                   -
        Income tax payable                                                                      408                  65
        Current portion of long-term debt                               (NOTE 9)                733                 287
------------------------------------------------------------------------------------------------------------------------
                                                                                              3,742               1,931
    Long-Term Debt                                                      (NOTE 9)              8,582               6,088
    Other Liabilities                                                                           101                  21
    Risk Management                                                     (NOTE 14)               122                   -
    Asset Retirement Obligation                                         (NOTE 10)               467                 430
    Future Income Taxes                                                                       4,557               4,362
------------------------------------------------------------------------------------------------------------------------
                                                                                             17,571              12,832
------------------------------------------------------------------------------------------------------------------------
    Shareholders' Equity
        Share capital                                                   (NOTE 11)             5,382               5,305
        Share options, net                                                                       25                  55
        Paid in surplus                                                                          37                  18
        Retained earnings                                                                     5,598               5,276
        Foreign currency translation adjustment                                                 363                 624
------------------------------------------------------------------------------------------------------------------------
                                                                                             11,405              11,278
------------------------------------------------------------------------------------------------------------------------
                                                                                 $           28,976  $           24,110
========================================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
CONSOLIDATED STATEMENT OF CASH FLOWS  (unaudited)

                                                                                                       June 30
                                                                                -------------------------------------------------
                                                                                     Three Months Ended        Six Months Ended
                                                                                -------------------------------------------------
(US$ MILLIONS)                                                                         2004        2003        2004         2003
---------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
     Net earnings from continuing operations                                     $      250 $       805  $      540  $     1,455
     Depreciation, depletion and amortization                                           733         501       1,357          972
     Future income taxes                                                 (NOTE 8)       (63)       (102)       (390)         171
     Unrealized loss on risk management                                 (NOTE 14)       155           -         531            -
     Unrealized foreign exchange loss (gain)                             (NOTE 7)        32        (211)         71         (389)
     Accretion of asset retirement obligation                           (NOTE 10)         5           5          12           10
     Gain on dispositions                                                (NOTE 4)        (1)          -         (35)           -
     Other                                                                               20          41          40           11
---------------------------------------------------------------------------------------------------------------------------------
     Cash flow from continuing operations                                             1,131       1,039       2,126        2,230
     Cash flow from discontinued operations                                               -         (32)          -           (2)
---------------------------------------------------------------------------------------------------------------------------------
     Cash flow                                                                        1,131       1,007       2,126        2,228
     Net change in other assets and liabilities                                         (41)         17         (46)          29
     Net change in non-cash working capital from continuing operations                 (294)         10         173           41
     Net change in non-cash working capital from discontinued operations                  -          46           -           57
---------------------------------------------------------------------------------------------------------------------------------
                                                                                        796       1,080       2,253        2,355
---------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Business combination with Tom Brown, Inc.                             (NOTE 3)  (2,335)          -      (2,335)           -
     Capital expenditures                                                  (NOTE 5)  (1,207)     (1,082)     (2,745)      (2,093)
     Proceeds on disposal of property, plant and equipment                              106          12         131           19
     Dispositions (acquisitions)                                           (NOTE 4)       -           -         288         (116)
     Equity investments                                                    (NOTE 4)       -         (88)         44         (133)
     Net change in investments and other                                                (20)         (4)        (22)         (27)
     Net change in non-cash working capital from continuing operations                 (131)        (24)        (46)        (158)
     Discontinued operations                                                              -         (11)          -        1,278
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     (3,587)     (1,197)     (4,685)      (1,230)
---------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
     Issuance of long-term debt                                                       3,195         361       3,195          361
     Repayment of long-term debt                                                       (433)          -        (536)        (892)
     Issuance of common shares                                            (NOTE 11)      43          54         154           83
     Purchase of common shares                                            (NOTE 11)     (12)       (122)       (230)        (122)
     Dividends on common shares                                                         (46)        (35)        (92)         (68)
     Other                                                                               (4)        (12)         (5)         (13)
     Discontinued operations                                                              -           -           -         (282)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                      2,743         246       2,486         (933)
---------------------------------------------------------------------------------------------------------------------------------

DEDUCT: FOREIGN EXCHANGE LOSS ON CASH AND
     CASH EQUIVALENTS HELD IN FOREIGN CURRENCY                                            -           6           -            8
---------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        (48)        123          54          184
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                            250         177         148          116
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                         $      202 $       300  $      202  $       300
=================================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (the "Company"), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, natural gas liquids and crude oil, as well as natural gas storage operations, natural gas liquids processing and power generation operations.

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2003, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2003.

2. CHANGE IN ACCOUNTING POLICIES AND PRACTICES

Hedging Relationships

On January 1, 2004, the Company adopted the amendments made to Accounting Guideline 13 ("AcG - 13") "Hedging Relationships", and EIC 128, "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". Derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. The Company has elected not to designate any of its price risk management activities in place at June 30, 2004 as accounting hedges under AcG - 13 and, accordingly, will account for all these non-hedging derivatives using the mark-to-market accounting method. The impact on the Company's Consolidated Financial Statements at January 1, 2004 resulted in the recognition of risk management assets with a fair value of $145 million, risk management liabilities with a fair value of $380 million and a net deferred loss of $235 million which will be recognized into net earnings as the contracts expire. At June 30, 2004, it is estimated that over the following 12 months, $102 million ($72 million, net of tax) will be reclassified into net earnings from net deferred losses.

The following table presents the deferred amounts expected to be recognized in net earnings as unrealized gains/(losses) over the years 2004 to 2008:

                                                          Unrealized Gain/(Loss)
------------------------------------------------------------------------------

2004
Quarter 3                                                               $ (51)
Quarter 4                                                                 (64)
------------------------------------------------------------------------------
Total remaining to be recognized in 2004                               $ (115)
------------------------------------------------------------------------------

2005
Quarter 1                                                                 $ -
Quarter 2                                                                  13
Quarter 3                                                                   9
Quarter 4                                                                   9
------------------------------------------------------------------------------
Total to be recognized in 2005                                           $ 31
------------------------------------------------------------------------------

2006                                                                       24
2007                                                                       15
2008                                                                        1
------------------------------------------------------------------------------
Total to be recognized                                                  $ (44)
==============================================================================

At June 30, 2004, the remaining net deferred loss totalled $44 million of which $139 million was recorded in Accounts receivable and accrued revenues, $3 million in Investments and other assets, $37 million in Accounts payable and accrued liabilities and $61 million in Other liabilities.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


3. BUSINESS COMBINATION WITH TOM BROWN, INC.

In May 2004, the Company completed the tender offer for the common shares of Tom Brown, Inc., a Denver based independent energy company for total cash consideration of $2.3 billion.

The business combination has been accounted for using the purchase method with results of operations of Tom Brown, Inc. included in the Consolidated Financial Statements from the date of acquisition.

The calculation of the purchase price and the preliminary allocation to assets and liabilities is shown below. The purchase price and goodwill allocation is preliminary because certain items such as determination of the final tax bases and fair values of the assets and liabilities as of the acquisition date have not been completed.

--------------------------------------------------------------------------------
CALCULATION OF PURCHASE PRICE
      Cash paid for common shares of Tom Brown, Inc.                  $ 2,341
      Transaction costs                                                    13
--------------------------------------------------------------------------------
      Total purchase price                                            $ 2,354

      Plus: Fair value of liabilities assumed
           Current liabilities                                            276
           Long-term debt                                                 406
           Other non-current liabilities                                   39
           Future income taxes                                            710
--------------------------------------------------------------------------------
TOTAL PURCHASE PRICE AND LIABILITIES ASSUMED                          $ 3,785
================================================================================

FAIR VALUE OF ASSETS ACQUIRED
      Current assets (including cash acquired of $19 million)           $ 440
      Property, plant, and equipment                                    2,879
      Other non-current assets                                              9
      Goodwill                                                            457
--------------------------------------------------------------------------------
TOTAL FAIR VALUE OF ASSETS ACQUIRED                                   $ 3,785
================================================================================

Included in current assets as Assets held for sale is $278 million related to the value of certain oil and gas properties located in west Texas and southwestern New Mexico and the assets of Sauer Drilling Company, a subsidiary of Tom Brown, Inc., which the Company has entered into purchase and sale agreements. These transactions are expected to close in the third quarter of 2004.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


4.  DISPOSITIONS (ACQUISITIONS)

In March 2004, the Company sold its investment in a well servicing company for approximately $44 million, recording a gain on sale of $34 million.

On February 18, 2004, the Company sold its 53.3 percent interest in Petrovera Resources ("Petrovera") for approximately $288 million, including working capital adjustments. In order to facilitate the transaction, EnCana purchased the 46.7 percent interest of its partner for approximately $253 million, including working capital adjustments, and then sold the 100 percent interest in Petrovera for a total of approximately $541 million, including working capital adjustments. There was no gain or loss recorded on this sale.

On January 31, 2003, the Company acquired the Ecuadorian interests of Vintage Petroleum Inc. ("Vintage") for net cash consideration of $116 million. This purchase was accounted for using the purchase method with the results reflected in the consolidated results of EnCana from the date of acquisition.

Other dispositions of discontinued operations are disclosed in Note 6.


5. SEGMENTED INFORMATION

The Company has defined its continuing operations into the following segments:

o Upstream includes the Company's exploration for, and development and production of, natural gas, natural gas liquids and crude oil and other related activities. The majority of the Company's Upstream operations are located in Canada, the United States, the United Kingdom and Ecuador. International new venture exploration is mainly focused on opportunities in Africa, South America and the Middle East.

o Midstream & Marketing includes natural gas storage operations, natural gas liquids processing and power generation operations, as well as marketing activities. These marketing activities include the sale and delivery of produced product and the purchasing of third party product primarily for the optimization of midstream assets, as well as the optimization of transportation arrangements not fully utilized for the Company's own production.

o Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Midstream & Marketing purchases all of the Company's North American Upstream production. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Operations that have been discontinued are disclosed in Note 6.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
Notes to Consolidated Financial Statements  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


5. SEGMENTED INFORMATION (continued)

RESULTS OF OPERATIONS  (For the three months ended June 30)

                                                                      Upstream                   Midstream & Marketing
                                                           ----------------------------------------------------------------
                                                                  2004            2003            2004            2003
---------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                                  $        1,975  $        1,492  $          898  $          839

EXPENSES
     Production and mineral taxes                                       96              48               -               -
     Transportation and selling                                        154             110               8              15
     Operating                                                         280             242              69              83
     Purchased product                                                   -               -             822             769
     Depreciation, depletion and amortization                          674             483              45               7
---------------------------------------------------------------------------------------------------------------------------
SEGMENT INCOME                                              $          771  $          609  $          (46) $          (35)
===========================================================================================================================


                                                                        Corporate                     Consolidated
                                                           ----------------------------------------------------------------
                                                                  2004            2003            2004            2003
---------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES *                               $          (155) $            1  $        2,718  $        2,332

EXPENSES
     Production and mineral taxes                                        -               -              96              48
     Transportation and selling                                          -               -             162             125
     Operating                                                          (3)              -             346             325
     Purchased product                                                   -               -             822             769
     Depreciation, depletion and amortization                           14              11             733             501
---------------------------------------------------------------------------------------------------------------------------
SEGMENT INCOME                                             $          (166) $          (10)            559             564
===========================================================================================================================
     Administrative                                                                                     44              43
     Interest, net                                                                                      96              67
     Accretion of asset retirement obligation                                                            5               5
     Foreign exchange loss (gain)                                                                       21            (206)
     Stock-based compensation                                                                            4               6
     Gain on dispositions                                                                               (1)              -
---------------------------------------------------------------------------------------------------------------------------
                                                                                                       169             (85)
---------------------------------------------------------------------------------------------------------------------------
NET EARNINGS BEFORE INCOME TAX                                                                         390             649
     Income tax expense (recovery)                                                                     140            (156)
---------------------------------------------------------------------------------------------------------------------------
NET EARNINGS FROM CONTINUING OPERATIONS                                                     $          250  $          805
===========================================================================================================================

* Corporate revenue primarily reflects unrealized gains or losses recorded on derivative instruments. See also Note 14.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


5. SEGMENTED INFORMATION (continued)

RESULTS OF OPERATIONS  (For the three months ended June 30)


UPSTREAM                                                           Canada             United States        Ecuador
                                                            ----------------------------------------------------------
                                                                2004      2003      2004      2003      2004     2003
----------------------------------------------------------------------------------------------------------------------
REVENUES, NET OF ROYALTIES                                     1,266  $  1,084  $    443 $     253 $     147 $     75
EXPENSES
    Production and mineral taxes                                  18        20        65        24        13        4
    Transportation and selling                                    84        80        45        19        14        8
    Operating                                                    161       158        28        15        29       19
    Depreciation, depletion and amortization                     435       365       117        67        69       31
----------------------------------------------------------------------------------------------------------------------
SEGMENT INCOME                                                   568  $    461  $    188 $     128 $      22 $     13
======================================================================================================================

Transportation and selling in 2004 for the United States includes a one-time payment of $21 million made to terminate a long-term physical delivery contract.


                                                                U.K. North Sea           Other          Total Upstream
                                                            ----------------------------------------------------------
                                                                2004      2003      2004      2003      2004     2003
----------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                                  $     65  $     24  $     54 $      56 $   1,975 $  1,492
EXPENSES
    Production and mineral taxes                                   -         -         -         -        96       48
    Transportation and selling                                    11         3         -         -       154      110
    Operating                                                     14         4        48        46       280      242
    Depreciation, depletion and amortization                      34        19        19         1       674      483
                                                                        -------            --------
----------------------------------------------------------------------------------------------------------------------
SEGMENT INCOME                                              $      6  $     (2) $    (13)$       9 $     771 $    609
======================================================================================================================


                                                                                                       Total Midstream
MIDSTREAM & MARKETING                                              Midstream          Marketing          & Marketing
                                                            ----------------------------------------------------------
                                                                2004      2003      2004      2003      2004     2003
----------------------------------------------------------------------------------------------------------------------

REVENUES                                                    $    172  $    151  $    726 $     688 $     898 $    839
EXPENSES
    Transportation and selling                                     -         -         8        15         8       15
    Operating                                                     56        52        13        31        69       83
    Purchased product                                            118       107       704       662       822      769
    Depreciation, depletion and amortization                      43         7         2         -        45        7
----------------------------------------------------------------------------------------------------------------------
SEGMENT INCOME                                              $    (45) $    (15) $     (1)$     (20)$     (46)$    (35)
======================================================================================================================

Midstream Depreciation, depletion and amortization in 2004 includes a $35 million impairment charge on the Company's interest in Oleoducto Trasandino in Argentina and Chile.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


5. SEGMENTED INFORMATION (continued)

UPSTREAM GEOGRAPHIC AND PRODUCT INFORMATION (For the three months ended June 30)

PRODUCED GAS                                                                            Produced Gas
                                                    --------------------------------------------------------------------------------
                                                              Canada          United States      U.K. North Sea           Total
------------------------------------------------------------------------------------------------------------------------------------
                                                         2004      2003      2004      2003      2004      2003       2004      2003
------------------------------------------------------------------------------------------------------------------------------------
REVENUES, NET OF ROYALTIES                          $     981  $    803  $    406  $    230  $     13  $      3  $   1,400 $   1,036
EXPENSES
    Production and mineral taxes                           13        14        60        24         -         -         73        38
    Transportation and selling                             69        61        45        19         8         3        122        83
    Operating                                              97        82        28        15         -         -        125        97
------------------------------------------------------------------------------------------------------------------------------------
OPERATING CASH FLOW                                 $     802  $    646  $    273  $    172  $      5  $      -  $   1,080 $     818
====================================================================================================================================

Transportation and selling in 2004 for the United States includes a one-time payment of $21 million made to terminate a long-term physical delivery contract.

OIL & NGLs

                                                                                                   Oil & NGLs
                                                                        ------------------------------------------------------------
                                                                                 Canada            United States         Ecuador
------------------------------------------------------------------------------------------------------------------------------------
                                                                             2004      2003      2004      2003       2004      2003
------------------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                                              $     285  $    281  $     37  $     23  $     147 $      75
EXPENSES
    Production and mineral taxes                                                5         6         5         -         13         4
    Transportation and selling                                                 15        19         -         -         14         8
    Operating                                                                  64        76         -         -         29        19
------------------------------------------------------------------------------------------------------------------------------------
OPERATING CASH FLOW                                                     $     201  $    180  $     32  $     23  $      91 $      44
====================================================================================================================================

                                                                                                             Oil & NGLs
                                                                                            ----------------------------------------
                                                                                                 U.K. North Sea            Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 2004      2003       2004      2003
------------------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                                                                   $     52  $     21  $     521 $     400
EXPENSES
    Production and mineral taxes                                                                    -         -         23        10
    Transportation and selling                                                                      3         -         32        27
    Operating                                                                                      14         4        107        99
------------------------------------------------------------------------------------------------------------------------------------
OPERATING CASH FLOW                                                                          $     35  $     17  $     359 $     264
====================================================================================================================================

OTHER & TOTAL UPSTREAM                                                                                Other           Total Upstream
                                                                                            ----------------------------------------
                                                                                                 2004      2003       2004      2003
------------------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                                                                   $     54  $     56  $   1,975 $   1,492
EXPENSES
    Production and mineral taxes                                                                    -         -         96        48
    Transportation and selling                                                                      -         -        154       110
    Operating                                                                                      48        46        280       242
------------------------------------------------------------------------------------------------------------------------------------
OPERATING CASH FLOW                                                                          $      6  $     10  $   1,445 $   1,092
====================================================================================================================================

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
Notes to Consolidated Financial Statements  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


5. SEGMENTED INFORMATION (continued)

RESULTS OF OPERATIONS  (For the six months ended June 30)

                                                                    Upstream                   Midstream & Marketing
                                                        -----------------------------------------------------------------
                                                               2004            2003            2004            2003
-------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                               $        3,783  $         3,142 $         2,317 $         1,932

EXPENSES
     Production and mineral taxes                                   161               98               -               -
     Transportation and selling                                     308              217              16              33
     Operating                                                      557              461             147             177
     Purchased product                                                -                -           2,109           1,714
     Depreciation, depletion and amortization                     1,275              942              52              12
-------------------------------------------------------------------------------------------------------------------------
SEGMENT INCOME                                           $        1,482  $         1,424 $            (7)$            (4)
=========================================================================================================================


                                                                     Corporate                      Consolidated
                                                           --------------------------------------------------------------
                                                               2004            2003            2004            2003
-------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES *                            $          (532) $             1 $         5,568 $         5,075

EXPENSES
     Production and mineral taxes                                     -                -             161              98
     Transportation and selling                                       -                -             324             250
     Operating                                                       (5)               -             699             638
     Purchased product                                                -                -           2,109           1,714
     Depreciation, depletion and amortization                        30               18           1,357             972
-------------------------------------------------------------------------------------------------------------------------
SEGMENT INCOME                                          $          (557) $           (17)            918           1,403
=========================================================================================================================
     Administrative                                                                                   93              80
     Interest, net                                                                                   175             131
     Accretion of asset retirement obligation                                                         12              10
     Foreign exchange loss (gain)                                                                     79            (416)
     Stock-based compensation                                                                          9               6
     Gain on dispositions                                                                            (35)              -
-------------------------------------------------------------------------------------------------------------------------
                                                                                                     333            (189)
-------------------------------------------------------------------------------------------------------------------------
NET EARNINGS BEFORE INCOME TAX                                                                       585           1,592
     Income tax expense (recovery)                                                                    45             137
-------------------------------------------------------------------------------------------------------------------------
NET EARNINGS FROM CONTINUING OPERATIONS                                                  $           540 $         1,455
=========================================================================================================================

* Corporate revenue primarily reflects unrealized gains or losses recorded on derivative instruments. See also Note 14.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


5. SEGMENTED INFORMATION (continued)

RESULTS OF OPERATIONS  (For the six months ended June 30)


UPSTREAM                                                           Canada                United States            Ecuador
                                                       -----------------------------------------------------------------------
                                                              2004        2003        2004        2003        2004       2003
------------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                             $     2,487  $    2,271  $      801 $       564 $       273 $      162
EXPENSES
    Production and mineral taxes                                38          29          99          53          24         16
    Transportation and selling                                 186         161          70          34          33         15
    Operating                                                  335         312          48          25          59         34
    Depreciation, depletion and amortization                   851         712         199         133         134         54
------------------------------------------------------------------------------------------------------------------------------
SEGMENT INCOME                                         $     1,077  $    1,057  $      385 $       319 $        23 $       43
==============================================================================================================================

Transportation and selling in 2004 for the United States includes a one-time payment of $21 million made to terminate a long-term physical delivery contract.


                                                              U.K. North Sea                Other             Total Upstream
                                                       -----------------------------------------------------------------------
                                                              2004        2003        2004        2003        2004       2003
------------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                              $      118  $       56  $      104 $        89 $     3,783 $    3,142
EXPENSES
    Production and mineral taxes                                 -           -           -           -         161         98
    Transportation and selling                                  19           7           -           -         308        217
    Operating                                                   20           7          95          83         557        461
    Depreciation, depletion and amortization                    67          41          24           2       1,275        942
------------------------------------------------------------------------------------------------------------------------------
SEGMENT INCOME                                          $       12  $        1  $      (15)$         4 $     1,482 $    1,424
==============================================================================================================================


                                                                                                             Total Midstream
MIDSTREAM & MARKETING                                             Midstream              Marketing             & Marketing
                                                       -----------------------------------------------------------------------
                                                              2004        2003        2004        2003        2004       2003
------------------------------------------------------------------------------------------------------------------------------

REVENUES                                                $      723  $      469  $    1,594 $     1,463 $     2,317 $    1,932
EXPENSES
    Transportation and selling                                   -           -          16          33          16         33
    Operating                                                  127         131          20          46         147        177
    Purchased product                                          567         311       1,542       1,403       2,109      1,714
    Depreciation, depletion and amortization                    50          11           2           1          52         12
------------------------------------------------------------------------------------------------------------------------------
SEGMENT INCOME                                          $      (21) $       16  $       14 $       (20)$        (7)$       (4)
==============================================================================================================================

Midstream Depreciation, depletion and amortization in 2004 includes a $35 million impairment charge on the Company's interest in Oleoducto Trasandino in Argentina and Chile.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


5. SEGMENTED INFORMATION (continued)

UPSTREAM GEOGRAPHIC AND PRODUCT INFORMATION  (For the six months ended June 30)


PRODUCED GAS                                                                           Produced Gas
                                                   ---------------------------------------------------------------------------------
                                                             Canada           United States     U.K. North Sea          Total
                                                   ---------------------------------------------------------------------------------
                                                        2004      2003      2004      2003      2004      2003       2004      2003
------------------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                         $   1,917  $  1,728  $    736  $    517  $     26  $      6  $   2,679 $   2,251
EXPENSES
    Production and mineral taxes                          28        18        91        52         -         -        119        70
    Transportation and selling                           150       122        70        34        12         5        232       161
    Operating                                            198       169        48        25         -         -        246       194
-----------------------------------------------------------------------------------------------------------------------------
OPERATING CASH FLOW                                $   1,541  $  1,419  $    527  $    406  $     14  $      1  $   2,082 $   1,826
====================================================================================================================================

Transportation and selling in 2004 for the United States includes a one-time payment of $21 million made to terminate a long-term physical delivery contract.

OIL & NGLS                                                                                        Oil & NGLs
                                                                       -------------------------------------------------------------
                                                                                Canada           United States          Ecuador
------------------------------------------------------------------------------------------------------------------------------------
                                                                            2004      2003      2004      2003       2004      2003
------------------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                                             $     570  $    543  $     65  $     47  $     273 $     162
EXPENSES
    Production and mineral taxes                                              10        11         8         1         24        16
    Transportation and selling                                                36        39         -         -         33        15
    Operating                                                                137       143         -         -         59        34
------------------------------------------------------------------------------------------------------------------------------------
OPERATING CASH FLOW                                                    $     387  $    350  $     57  $     46  $     157 $      97
====================================================================================================================================

                                                                                                              Oil & NGLs
                                                                                           -----------------------------------------
                                                                                                U.K. North Sea           Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                2004      2003       2004      2003
------------------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                                                                  $     92  $     50  $   1,000 $     802
EXPENSES
    Production and mineral taxes                                                                   -         -         42        28
    Transportation and selling                                                                     7         2         76        56
    Operating                                                                                     20         7        216       184
------------------------------------------------------------------------------------------------------------------------------------
OPERATING CASH FLOW                                                                         $     65  $     41  $     666 $     534
====================================================================================================================================


OTHER & TOTAL UPSTREAM                                                                               Other           Total Upstream
                                                                                           -----------------------------------------
                                                                                                2004      2003       2004      2003
------------------------------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                                                                  $    104  $     89  $   3,783 $   3,142
EXPENSES
    Production and mineral taxes                                                                   -         -        161        98
    Transportation and selling                                                                     -         -        308       217
    Operating                                                                                     95        83        557       461
------------------------------------------------------------------------------------------------------------------------------------
OPERATING CASH FLOW                                                                         $      9  $      6  $   2,757 $   2,366
====================================================================================================================================

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
Notes to Consolidated Financial Statements  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


5. SEGMENTED INFORMATION (continued)

CAPITAL EXPENDITURES

                                                            Three Months Ended                      Six Months Ended
                                                                 June 30,                               June 30,
                                                   -----------------------------------------------------------------------------
                                                                 2004               2003                2004               2003
--------------------------------------------------------------------------------------------------------------------------------

Upstream
     Canada                                        $              675  $             679  $            1,703 $            1,386
     United States                                                316                196                 526                346
     Ecuador                                                       56                 34                 110                107
     United Kingdom                                               116                 10                 329                 26
     Other Countries                                               19                 31                  34                 48
--------------------------------------------------------------------------------------------------------------------------------
                                                                1,182                950               2,702              1,913
Midstream & Marketing                                              16                113                  25                149
Corporate                                                           9                 19                  18                 31
--------------------------------------------------------------------------------------------------------------------------------
Total                                              $            1,207  $           1,082  $            2,745 $            2,093
================================================================================================================================


PROPERTY, PLANT AND EQUIPMENT AND TOTAL ASSETS
                                                      Property, Plant and Equipment                   Total Assets
                                                   -----------------------------------------------------------------------------
                                                                   As at                                  As at
                                                   -----------------------------------------------------------------------------
                                                             JUNE 30,       December 31,            JUNE 30,       December 31,
                                                                 2004               2003                2004               2003
--------------------------------------------------------------------------------------------------------------------------------

Upstream                                           $           21,980  $          18,532  $           26,373 $           21,742
Midstream & Marketing                                             768                784               1,763              1,879
Corporate                                                         215                229                 840                489
--------------------------------------------------------------------------------------------------------------------------------
Total                                              $           22,963  $          19,545  $           28,976 $           24,110
================================================================================================================================

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


6. DISCONTINUED OPERATIONS

On February 28, 2003, the Company completed the sale of its 10 percent working interest in the Syncrude Joint Venture ("Syncrude") to Canadian Oil Sands Limited for net cash consideration of C$1,026 million ($690 million). On July 10, 2003, the Company completed the sale of the remaining 3.75 percent interest in Syncrude and a gross overriding royalty for net cash consideration of C$427 million ($309 million). There was no gain or loss on this sale.

On January 2, 2003 and January 9, 2003, the Company completed the sales of its interests in the Cold Lake Pipeline System and Express Pipeline System for total consideration of approximately C$1.6 billion ($1 billion), including assumption of related long-term debt by the purchaser, and recorded an after-tax gain on sale of C$263 million ($169 million).

As all discontinued operations have either been disposed of or wind up has been completed by December 31, 2003, there are no remaining assets or liabilities on the Consolidated Balance Sheet. The following tables present the effect of the discontinued operations on the Consolidated Statement of Earnings for 2003:

CONSOLIDATED STATEMENT OF EARNINGS                                   For the three months ended
                                                                            June 30, 2003
                                                           -------------------------------------------------
                                                                            Midstream -
                                                             Syncrude         Pipelines           Total
------------------------------------------------------------------------------------------------------------

Revenues, Net of Royalties                                 $           19  $             -  $            19
------------------------------------------------------------------------------------------------------------

EXPENSES
      Transportation and selling                                        1                -                1
      Operating                                                        14                -               14
      Depreciation, depletion and amortization                          1                -                1
      Gain on discontinuance                                            -                -                -
------------------------------------------------------------------------------------------------------------
                                                                       16                -               16
------------------------------------------------------------------------------------------------------------
NET EARNINGS BEFORE INCOME TAX                                          3                -                3
      Income tax expense                                                1                -                1
------------------------------------------------------------------------------------------------------------
NET EARNINGS FROM DISCONTINUED OPERATIONS                  $            2  $             -  $             2
============================================================================================================


CONSOLIDATED STATEMENT OF EARNINGS                                    For the six months ended
                                                                            June 30, 2003
                                                           -------------------------------------------------
                                                                            Midstream -
                                                             Syncrude         Pipelines           Total
------------------------------------------------------------------------------------------------------------

REVENUES, NET OF ROYALTIES                                 $           79  $             -  $            79
------------------------------------------------------------------------------------------------------------

EXPENSES
      Transportation and selling                                        2                -                2
      Operating                                                        42                -               42
      Depreciation, depletion and amortization                          6                -                6
      Gain on discontinuance                                            -             (220)            (220)
------------------------------------------------------------------------------------------------------------
                                                                       50             (220)            (170)
------------------------------------------------------------------------------------------------------------
NET EARNINGS BEFORE INCOME TAX                                         29              220              249
      Income tax expense                                                9               51               60
------------------------------------------------------------------------------------------------------------
NET EARNINGS FROM DISCONTINUED OPERATIONS                  $           20  $           169  $           189
============================================================================================================

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


7.  FOREIGN EXCHANGE LOSS (GAIN)

                                                                         Three Months Ended               Six Months Ended
                                                                              June 30,                        June 30,
                                                                    ---------------------------------------------------------------
                                                                              2004            2003            2004            2003
-----------------------------------------------------------------------------------------------------------------------------------
Unrealized Foreign Exchange Loss (Gain) on Translation of
  U.S. Dollar Debt Issued in Canada                                 $           32  $         (211)$            71 $          (389)
Realized Foreign Exchange Loss (Gain)                                          (11)              5               8             (27)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    $           21  $         (206)$            79 $          (416)
====================================================================================================================================

8.  INCOME TAXES

The provision for income taxes is as follows:

                                                                         Three Months Ended               Six Months Ended
                                                                              June 30,                        June 30,
                                                                    ---------------------------------------------------------------
                                                                              2004            2003            2004            2003
-----------------------------------------------------------------------------------------------------------------------------------
Current
      Canada                                                        $          160  $          (61)$           365 $           (49)
      United States                                                              7               -              15               -
      Ecuador                                                                   35               5              54              13
      United Kingdom                                                             -               2               -               2
      Other                                                                      1               -               1               -
-----------------------------------------------------------------------------------------------------------------------------------
Total Current Tax                                                              203             (54)            435             (34)

Future                                                                         (63)            260            (281)            533
Future Tax Rate Reductions *                                                     -            (362)           (109)           (362)
-----------------------------------------------------------------------------------------------------------------------------------
Total Future Tax                                                               (63)           (102)           (390)            171
-----------------------------------------------------------------------------------------------------------------------------------

                                                                    $          140  $         (156)$            45 $           137
====================================================================================================================================

* On March 31, 2004, the Alberta government substantively enacted the income tax rate reduction previously announced in February 2004.

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

                                                                                Three Months Ended               Six Months Ended
                                                                                     June 30,                        June 30,
                                                                       -------------------------------------------------------------
                                                                                2004           2003            2004            2003
------------------------------------------------------------------------------------------------------------------------------------
Net Earnings Before Income Tax                                         $         390  $         649 $           585 $         1,592
Canadian Statutory Rate                                                        39.1%          41.0%           39.1%           41.0%
------------------------------------------------------------------------------------------------------------------------------------
Expected Income Taxes                                                            153            266             229             652

Effect on Taxes Resulting from:
      Non-deductible Canadian crown payments                                      51             54             103             132
      Canadian resource allowance                                                (59)           (45)           (116)           (150)
      Canadian resource allowance on unrealized risk management losses             6              -              27               -
      Statutory and other rate differences                                       (21)           (13)            (30)            (24)
      Effect of tax rate changes                                                   -           (362)           (109)           (362)
      Non-taxable capital gains                                                    7            (36)             14             (70)
      Previously unrecognized capital losses                                       2              -              15               -
      Tax recovery on dispositions                                               (23)             -            (103)              -
      Large corporations tax                                                       3             10               7              17
      Other                                                                       21            (30)              8             (58)
------------------------------------------------------------------------------------------------------------------------------------
                                                                       $         140  $        (156)$            45 $           137
------------------------------------------------------------------------------------------------------------------------------------
Effective Tax Rate                                                             35.9%         (24.0%)           7.7%            8.6%
====================================================================================================================================

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


9.  LONG-TERM DEBT

                                                                              AS AT             As at
                                                                           JUNE 30,      December 31,
                                                                               2004              2003
------------------------------------------------------------------------------------------------------
Canadian Dollar Denominated Debt
      Revolving credit and term loan borrowings                     $         1,660  $          1,425
      Unsecured notes and debentures                                          1,250             1,335
      Preferred securities                                                      149               252
------------------------------------------------------------------------------------------------------
                                                                              3,059             3,012
------------------------------------------------------------------------------------------------------

U.S. Dollar Denominated Debt
      Revolving credit and term loan borrowings                               2,306               417
      Unsecured notes and debentures                                          3,722             2,713
      Preferred securities                                                      150               150
------------------------------------------------------------------------------------------------------
                                                                              6,178             3,280
------------------------------------------------------------------------------------------------------

Increase in Value of Debt Acquired *                                             78                83
Current Portion of Long-Term Debt                                              (733)             (287)
------------------------------------------------------------------------------------------------------
                                                                    $         8,582  $          6,088
======================================================================================================

* Certain of the notes and debentures of the Company were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 27 years.

To fund the acquisition of Tom Brown, Inc., the Company arranged a $3 billion non-revolving term loan facility with a group of the Company's lenders. Currently the facility size has been reduced to $1.8 billion with a drawn amount of $1.7 billion. Amounts borrowed under the facility are to be repaid as follows: 25 percent within nine months of initial drawdown, a further 50 percent within 15 months of the initial drawdown and the final 25 percent within 24 months of initial drawdown.


10.   ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

                                                                              AS AT             As at
                                                                           JUNE 30,       December 31,
                                                                               2004              2003
------------------------------------------------------------------------------------------------------
Asset Retirement Obligation, Beginning of Year                      $           430  $            309
Liabilities Incurred                                                             55                64
Liabilities Settled                                                              (6)              (23)
Liabilities Disposed                                                            (13)                -
Accretion Expense                                                                12                19
Other                                                                           (11)               61
------------------------------------------------------------------------------------------------------
Asset Retirement Obligation, End of Period                          $           467  $            430
======================================================================================================

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


11.  SHARE CAPITAL

                                                                       JUNE 30, 2004              December 31, 2003
                                                               -------------------------------------------------------
(MILLIONS)                                                        NUMBER         AMOUNT         Number         Amount
----------------------------------------------------------------------------------------------------------------------
Common Shares Outstanding, Beginning of Year                       460.6  $       5,305          478.9  $       5,511
Shares Issued under Option Plans                                     5.9            154            5.5            114
Shares Repurchased                                                  (5.5)           (77)         (23.8)          (320)
----------------------------------------------------------------------------------------------------------------------
Common Shares Outstanding, End of Period                           461.0  $       5,382          460.6  $       5,305
======================================================================================================================

To June 30, 2004, the Company purchased, for cancellation, 5,490,000 Common Shares for total consideration of approximately C$304 million ($230 million). Of the amount paid, C$101 million ($77 million) was charged to Share capital, C$36 million ($27 million) was charged to Paid in surplus and C$167 million ($126 million) was charged to Retained earnings.

The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under previous successor and/or related company replacement plans expire ten years from the date the options were granted.


The following tables summarize the information about options to purchase Common Shares at June 30, 2004:

                                                                                                            WEIGHTED
                                                                                             STOCK           AVERAGE
                                                                                             OPTIONS        EXERCISE
                                                                                            (MILLIONS)      PRICE (C$)
---------------------------------------------------------------------------------------------------------------------
Outstanding, Beginning of Year                                                                28.8             43.13
Exercised                                                                                     (5.9)            34.71
Forfeited                                                                                     (0.5)            47.06
---------------------------------------------------------------------------------------------------------------------
Outstanding, End of Period                                                                    22.4             45.20
=====================================================================================================================
Exercisable, End of Period                                                                    14.1             43.15
=====================================================================================================================

                                                     OUTSTANDING OPTIONS                    EXERCISABLE OPTIONS
                                       -------------------------------------------------------------------------------
                                                          Weighted
                                       Number of           Average          Weighted      Number of         Weighted
                                         Options         Remaining           Average        Options          Average
                                     Outstanding        Contactual          Exercise    Outstanding         Exercise
RANGE OF EXERCISE PRICE (C$)           (MILLIONS)      Life (YEARS)        Price (C$)     (MILLIONS)        Price (C$)
----------------------------------------------------------------------------------------------------------------------
13.50  to  19.99                             0.5               0.8             18.63            0.5             18.63
20.00  to  24.99                             0.9               1.2             22.50            0.9             22.50
25.00  to  29.99                             0.8               1.4             26.23            0.8             26.23
30.00  to  43.99                             0.7               1.9             39.45            0.7             38.92
44.00  to  53.00                            19.5               3.3             47.96           11.2             47.38
----------------------------------------------------------------------------------------------------------------------
                                            22.4               2.6             45.20           14.1             43.15
=====================================================================================================================

The Company has recorded stock-based compensation expense in the Consolidated Statement of Earnings for stock options granted to employees and directors in 2003 using the fair-value method. Compensation expense has not been recorded in the Consolidated Statement of Earnings related to stock options granted prior to 2003. If the Company had applied the fair-value method to options granted prior to 2003, pro forma Net Earnings and Net Earnings per Common Share for the three months ended June 30, 2004 would have been $241 million; $0.52 per common share
- basic; $0.52 per common share - diluted (2003 - $798 million; $1.66 per common share - basic; $1.65 per common share - diluted). Pro forma Net Earnings and Net Earnings per Common Share for the six months ended June 30, 2004 would have been $522 million; $1.13 per common share - basic; $1.12 per common share - diluted (2003 - $1,627 million; $3.39 per common share - basic; $3.36 per common share - diluted).

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


11. SHARE CAPITAL (continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

                                                                        June 30,
                                                                           2003
--------------------------------------------------------------------------------

Weighted Average Fair Value of Options Granted (C$)                     $ 12.18
Risk Free Interest Rate                                                   3.96%
Expected Lives (YEARS)                                                     3.00
Expected Volatility                                                        0.33
Annual Dividend per Share (C$)                                           $ 0.40
================================================================================


12.  COMPENSATION PLANS

The tables below outline certain information related to the Company's compensation plans at June 30, 2004. Additional information is contained in Note 16 of the Company's annual audited Consolidated Financial Statements for the year ended December 31, 2003.

A) Pensions

The following table summarizes the net benefit plan expense:

                                                                 Three Months Ended               Six Months Ended
                                                                       June 30,                        June 30,
                                                              --------------------------------------------------------
                                                                 2004            2003            2004            2003
----------------------------------------------------------------------------------------------------------------------
Current Service Cost                                              $ 1             $ 2             $ 3             $ 3
Interest Cost                                                       3               3               6               6
Expected Return on Plan Assets                                     (3)             (3)             (6)             (5)
Amortization of Net Actuarial Loss                                  2               1               2               2
Amortization of Transitional Obligation                            (1)             (1)             (1)             (1)
Amortization of Past Service Cost                                   1               1               1               1
Expense for Defined Contribution Plan                               4               3               7               6
----------------------------------------------------------------------------------------------------------------------
Net Benefit Plan Expense                                          $ 7             $ 6            $ 12            $ 12
======================================================================================================================

At June 30, 2004, $9 million has been contributed to the pension plans and the Company expects to make additional contributions of $8 million in 2004.


B) Share Appreciation Rights ("SAR's")

The following table summarizes the information about SAR's at June 30, 2004:

                                                                                        WEIGHTED
                                                                                        AVERAGE
                                                                    OUTSTANDING         EXERCISE
                                                                          SAR's         PRICE ($)
-------------------------------------------------------------------------------------------------
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year                                         1,175,070           35.87
Exercised                                                               (434,342)          35.48
Forfeited                                                                (11,040)          29.25
-------------------------------------------------------------------------------------------------
Outstanding, End of Period                                               729,688           36.18
-------------------------------------------------------------------------------------------------
Exercisable, End of Period                                               729,688           36.18
=================================================================================================

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year                                           753,417           28.98
Exercised                                                               (249,358)          29.26
Forfeited                                                                 (1,472)          24.08
-------------------------------------------------------------------------------------------------
Outstanding, End of Period                                               502,587           28.86
-------------------------------------------------------------------------------------------------
Exercisable, End of Period                                               502,587           28.86
=================================================================================================

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


12. COMPENSATION PLANS (continued)

B) Share Appreciation Rights ("SAR's") (continued)

The following table summarizes the information about Tandem SAR's at June 30, 2004:

                                                                                                           WEIGHTED
                                                                                                           AVERAGE
                                                                                       OUTSTANDING    EXERCISE PRICE
                                                                                      TANDEM SAR's           (C$)
----------------------------------------------------------------------------------------------------------------------
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year                                                                   -                  -
Granted                                                                                    897,850              54.44
Forfeited                                                                                   (7,400)             53.01
----------------------------------------------------------------------------------------------------------------------
Outstanding, End of Period                                                                 890,450              54.45
----------------------------------------------------------------------------------------------------------------------
Exercisable, End of Period                                                                       -                  -
======================================================================================================================

C) Deferred Share Units ("DSU's")

The following table summarizes the information about DSU's at June 30, 2004:
                                                                                                           WEIGHTED
                                                                                                           AVERAGE
                                                                                       OUTSTANDING    EXERCISE PRICE
                                                                                             DSU's            (C$)
----------------------------------------------------------------------------------------------------------------------

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year                                                             319,250              48.68
Granted, Directors                                                                          56,295              53.98
Granted, Senior Executives                                                                   1,145              55.71
----------------------------------------------------------------------------------------------------------------------
Outstanding, End of Period                                                                 376,690              49.49
----------------------------------------------------------------------------------------------------------------------
Exercisable, End of Period                                                                 295,472              50.86
======================================================================================================================

D) Performance Share Units ("PSU's")

The following table summarizes the information about PSU's at June 30, 2004:
                                                                                                           WEIGHTED
                                                                                                           AVERAGE
                                                                                       OUTSTANDING    EXERCISE PRICE
                                                                                             PSU's            (C$)
----------------------------------------------------------------------------------------------------------------------

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year                                                             126,283              46.52
Granted                                                                                  1,669,150              53.97
Forfeited                                                                                  (34,768)             53.61
----------------------------------------------------------------------------------------------------------------------
Outstanding, End of Period                                                               1,760,665              53.44
----------------------------------------------------------------------------------------------------------------------
Exercisable, End of Period                                                                       -                  -
======================================================================================================================

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year                                                                   -                  -
Granted                                                                                    248,529              41.12
Forfeited                                                                                   (6,599)             41.12
----------------------------------------------------------------------------------------------------------------------
Outstanding, End of Period                                                                 241,930              41.12
----------------------------------------------------------------------------------------------------------------------
Exercisable, End of Period                                                                       -                  -
======================================================================================================================

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


13.  PER SHARE AMOUNTS

The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

                                                                         Three Months Ended             Six Months Ended
                                                             ------------------------------------------------------------
                                                              March 31,             June 30,                June 30,
                                                             ------------------------------------------------------------
(MILLIONS)                                                         2004        2004         2003        2004        2003
-------------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding - Basic                460.9       460.3        480.6       460.6       480.3
Effect of Dilutive Securities                                       6.2         5.2          3.8         6.2         3.5
-------------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding - Diluted              467.1       465.5        484.4       466.8       483.8
=========================================================================================================================


14.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As a means of managing commodity price volatility, the Company has entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments only.

As discussed in Note 2, on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded on the Consolidated Balance Sheet with an offsetting net deferred loss amount. The deferred loss is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded on the Consolidated Balance Sheet with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2004 to June 30, 2004:

                                                                                          Net Deferred
                                                                                              Amounts                      TOTAL
                                                                                            Recognized     Fair Market   UNREALIZED
                                                                               Acquired   on Transition         Value    GAIN/(LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Contracts, January 1, 2004                              (NOTE 2)     $  -           $ 235        $ (235)      $     -
Fair Value of Contracts Acquired with Tom Brown, Inc.                                16               -           (16)            -
Change in Fair Value of Contracts Still Outstanding at June 30, 2004                  -               -          (267)         (267)
Fair Value of Contracts Realized During the Period                                    -            (191)          191             -
Fair Value of Contracts Entered into During the Period                                -               -          (264)         (264)
------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Contracts Outstanding                                                  16              44          (591)         (531)
Premiums Paid on Collars and Options                                                  -               -            27             -
------------------------------------------------------------------------------------------------------------------------------------
Fair Value of Contracts Outstanding and Premiums Paid, End of Period               $ 16            $ 44        $ (564)       $ (531)
====================================================================================================================================

The total realized loss recognized in net earnings for the quarter and year-to-date ended June 30, 2004 was $263 million ($177 million, net of tax) and $408 million ($276 million, net of tax), respectively.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

At June 30, 2004, the net deferred amounts recognized on transition and the risk management amounts are recorded on the Consolidated Balance Sheet as follows:

                                                                          AS AT
                                                                  JUNE 30, 2004
--------------------------------------------------------------------------------

Deferred Amounts Recognized on Transition
      Accounts receivable and accrued revenues                            $ 139
      Investments and other assets                                            3

      Accounts payable and accrued liabilities                               37
      Other liabilities                                                      61
--------------------------------------------------------------------------------
Total Net Deferred Loss                                                    $ 44
================================================================================

Risk Management
      Current asset                                                        $ 64
      Long-term asset                                                        91

      Current liability                                                     597
      Long-term liability                                                   122
--------------------------------------------------------------------------------
Total Net Risk Management Liability                                      $ (564)
================================================================================


A summary of all unrealized estimated fair value financial positions is as follows:
                                                                      AS AT
                                                                  JUNE 30, 2004
--------------------------------------------------------------------------------

Commodity Price Risk
      Natural gas                                                        $ (197)
      Crude oil                                                            (400)
      Power                                                                   8
Foreign Currency Risk                                                         -
Interest Rate Risk                                                           25
--------------------------------------------------------------------------------
                                                                         $ (564)
================================================================================

Information with respect to power, foreign currency risk and interest rate risk contracts in place at December 31, 2003 is disclosed in Note 17 to the Company's annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at June 30, 2004.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Natural Gas

At June 30, 2004, the Company's gas risk management activities for financial contracts had an unrealized loss of $(181) million and a fair market value position of $(197) million. The contracts were as follows:

                                                             Notional
                                                              Volumes                                                   Fair Market
                                                              (MMcf/d)           Term       Average Price                     Value
------------------------------------------------------------------------------------------------------------------------------------

SALES CONTRACTS
Fixed Price Contracts
      Fixed AECO price                                            457            2004                6.19      C$/Mcf         $ (61)
      NYMEX Fixed price                                           753            2004                5.13     US$/Mcf          (159)
      Chicago Fixed price                                          40            2004                5.42     US$/Mcf            (7)
      Colorado Interstate Gas (CIG)                                53            2004                5.51     US$/Mcf             2
      Houston Ship Channel (HSC)                                   60            2004                5.92     US$/Mcf            (3)
      Mid-Continent                                                 5            2004                4.62     US$/Mcf            (1)
      Rockies                                                      20            2004                5.36     US$/Mcf             -
      San Juan                                                     17            2004                4.98     US$/Mcf            (2)
      Texas Oklahoma                                                5            2004                4.80     US$/Mcf            (1)
      Waha                                                         25            2004                5.50     US$/Mcf            (2)

      NYMEX Fixed Price                                           170            2005                5.65     US$/Mcf           (30)
      Colorado Interstate Gas (CIG)                               114            2005                4.87     US$/Mcf           (18)
      Houston Ship Channel (HSC)                                   40            2005                5.46     US$/Mcf            (7)
      Rockies                                                      30            2005                4.95     US$/Mcf            (5)
      Waha                                                         40            2005                5.16     US$/Mcf            (7)

      NYMEX Fixed Price                                           195            2006                5.23     US$/Mcf           (24)
      Colorado Interstate Gas (CIG)                               100            2006                4.44     US$/Mcf           (12)
      Houston Ship Channel (HSC)                                   90            2006                5.08     US$/Mcf           (12)
      Rockies                                                      35            2006                4.45     US$/Mcf            (5)
      San Juan                                                     16            2006                4.50     US$/Mcf            (2)
      Waha                                                         30            2006                4.79     US$/Mcf            (4)

Collars and Other Options
      AECO Collars                                                 73            2004         5.34 - 7.52      C$/Mcf            (4)
      NYMEX Collars                                                38            2004         4.40 - 5.79     US$/Mcf            (4)
      Purchased NYMEX Put Options                                  10            2004                5.00     US$/Mcf             -
      Other (1)                                                    65            2004          4.21- 6.16     US$/Mcf            (2)

      Purchased NYMEX Put Options                                  47            2005                5.00     US$/Mcf             -
      NYMEX 3-Way Call Spread                                     180            2005      5.00/6.69/7.69     US$/Mcf           (10)

Basis Contracts
      Fixed NYMEX to AECO Basis                                   345            2004               (0.55)    US$/Mcf            27
      Fixed NYMEX to Rockies Basis                                299            2004               (0.50)    US$/Mcf            19
      Fixed NYMEX to Chicago Basis                                 10            2004                0.09     US$/Mcf             -
      Fixed NYMEX to San Juan Basis                                71            2004               (0.63)    US$/Mcf             2
      Fixed NYMEX to CIG Basis                                     37            2004               (0.77)    US$/Mcf             2
      Fixed Rockies to CIG Basis                                   50            2004               (0.10)    US$/Mcf             -
      Other (1)                                                    44            2004               (0.36)    US$/Mcf             -

      Fixed NYMEX to AECO basis                                   877            2005               (0.66)    US$/Mcf            51
      Fixed NYMEX to Rockies basis                                268            2005               (0.49)    US$/Mcf            24
      Fixed NYMEX to San Juan basis                                90            2005               (0.63)    US$/Mcf             1
      Fixed NYMEX to CIG basis                                    137            2005               (0.77)    US$/Mcf             3
      Fixed Rockies to CIG basis                                   50            2005               (0.10)    US$/Mcf             -
      Other (1)                                                   118            2005               (0.26)    US$/Mcf             -

      Fixed NYMEX to AECO basis                                   402       2006-2008               (0.65)    US$/Mcf            31
      Fixed NYMEX to Rockies basis                                162       2006-2008               (0.56)    US$/Mcf            21
      Fixed NYMEX to San Juan basis                                62            2006               (0.63)    US$/Mcf             1
      Fixed Rockies to CIG basis                                   31       2006-2007               (0.10)    US$/Mcf             -
      Fixed NYMEX to CIG basis                                    279            2006               (0.83)    US$/Mcf            (1)
      Other (1)                                                    70            2006               (0.30)    US$/Mcf             -
------------------------------------------------------------------------------------------------------------------------------------
Total Sales Contracts                                                                                                        $ (199)
====================================================================================================================================

(1) For the Collars and Other Options, these Other contracts relate to various price points at Permian, San Juan, Waha, Colorado Interstate Gas (CIG), Houston Ship (HSC), Mid-Continent, Rockies and Texas Oklahoma while for the Basis Contracts, they relate to HSC, Mid-Continent, Waha and Ventura.

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

                                                        Notional
                                                         Volumes                                       Fair Market
                                                         (MMcf/d)        Term       Average Price            Value
-------------------------------------------------------------------------------------------------------------------

Total Sales Contracts  (CONTINUED)                                                                          $ (199)

PURCHASE CONTRACTS
Basis Contracts
      Fixed NYMEX to AECO Basis                              112         2004       (0.96)US$/Mcf               (2)

Premiums Paid on 3-Way Call Spread                                                                               1
-------------------------------------------------------------------------------------------------------------------
Total Natural Gas Financial Positions                                                                         (200)
Gas Storage Financial Positions                                                                                 (4)
Gas Marketing Financial Positions (2)                                                                            7
-------------------------------------------------------------------------------------------------------------------
Total Fair Value Positions                                                                                    (197)
Contracts Acquired                                                                                              16
-------------------------------------------------------------------------------------------------------------------
Total Unrealized Loss on Financial Contracts                                                                $ (181)
===================================================================================================================

(2) The gas marketing activities are part of the daily ongoing operations of the Company's proprietary production management.


Crude Oil

At June 30, 2004, the Company's oil risk management activities for all financial contracts had an unrealized loss of $(426) million and a fair market value position of $(400) million. The contracts were as follows:

                                                        Notional
                                                         Volumes                    Average Price     Fair Market
                                                         (bbl/d)        Term             (US$/bbl)         Value
-----------------------------------------------------------------------------------------------------------------

Fixed WTI NYMEX Price                                         62,500     2004                23.13       $ (156)
Collars on WTI NYMEX                                          62,500     2004          20.00-25.69         (127)
Purchased WTI NYMEX Call Options                             111,000     2004                46.64          (10)

Fixed WTI NYMEX Price                                         45,000     2005                28.41         (105)
3-Way Put Spread                                              10,000     2005    20.00/25.00/28.78          (25)
Purchased WTI NYMEX Call Options                              38,000     2005                49.76           (4)
----------------------------------------------------------------------------------------------------------------
                                                                                                           (427)
Crude Oil Marketing Financial Positions (1)                                                                   1
----------------------------------------------------------------------------------------------------------------
Total Unrealized Loss on Financial Contracts                                                               (426)
Premiums Paid on Call Options                                                                                26
----------------------------------------------------------------------------------------------------------------
Total Fair Value Positions                                                                               $ (400)
================================================================================================================

INTERIM REPORT                                                   PREPARED IN US$
For the period ended June 30, 2004

EnCana Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
(ALL AMOUNTS IN US$ MILLIONS UNLESS OTHERWISE SPECIFIED)


15.  SUBSEQUENT EVENT

In July 2004, the Company entered into agreements to sell certain crude oil and natural gas assets in Canada for total proceeds of approximately $660 million. These sales are expected to close in the third quarter.


16.  RECLASSIFICATION

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2004.